Rev.  7.15.2015

Code of Ethics
Validus Growth Investors, LLC
2.8 Limitations on Use.
Validus is the sole owner of all rights to this manual and it must be returned to Validus immediately upon termination of employment. The information contained herein is confidential and proprietary and may not be disclosed to any third-party or otherwise shared or disseminated in any way without the prior written approval of Validus.
SECTION 3. CODE OF ETHICS
3.1 Code of Ethics.
This Manual and the Validus Code of Ethics have been adopted to establish "best practices" and create the highest standards of ethical conduct supporting Validus' fiduciary responsibility to clients.  All employees of Validus are required to:
(a)	Promote honest and ethical conduct, including the ethical handling of actual or perceived conflicts of interest between personal and professional relationships;
(b)
Effect full, fair, accurate, timely and understandable disclosures in reports and documents that are provided to clients or filed or submitted to the U.S. Securities and Exchange Commission ("SEC"), state securities regulators, and in other public communications made by Validus;

(c)	Never place the personal interests of an associated person improperly before the interests of clients or Validus;
(d)	Fully comply with the written supervisory and compliance procedures contained in this Manual;
(e)	Fully comply with applicable federal and state laws, rules and regulations
(f)	Promptly report any known or perceived violations of Validus compliance policies or procedures to the Chief Compliance Officer ("CCO").